Invesco Advisers, Inc. PO Box 4333 Houston, TX 77210-4333 11 Greenway Plaza, Suite 100 Houston, TX 77046

713 626 1919 www.invescoaim.com
February 11, 2010
Via EDGAR
Vincent Di Stefano
Division of Investment Management
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549
Re: AIM Tax-Exempt Funds File Nos: 33-66242 and 811-07890
Dear Mr. Di Stefano:
     On behalf of AIM Tax-Exempt Funds (the “Registrant”), below you will find the Registrant’s responses to the comments conveyed by you on January 29, 2010, with regard to Post-Effective Amendment No. 29/30 (the “Amendment”) to the Registrant’s registration statement on Form N-1A. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 25, 2009, pursuant to the Investment Company Act of 1940, as amended, and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).
     For your convenience, we have summarized each of your comments in bold and have set forth the Registrant’s response immediately below each comment. Any disclosure changes required by these responses will be incorporated into a post-effective amendment filing to be made pursuant to Rule 485(b) of the Securities Act. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment. The Funds with “Van Kampen” in their name are referred to herein as the “Van Kampen Funds” and all other Funds are referred to herein as the “Morgan Stanley Funds” and, together with the Van Kampen Funds, the “Funds.”
General Comments — Prospectuses
1. Comment: Note that the comments previously made to other filings involved in this transaction also apply to this filing, unless otherwise noted.

Vincent Di Stefano
Division of Investment Management
February 11 2010

     Response: The comments previously received to other filings involved in this transaction have been incorporated in this filing, as applicable.
Specific Comments
Van Kampen New York Tax Free Income Fund
1. Comment: The summary “Principal Investment Strategies of the Fund” section of the prospectus states: “Under normal market conditions, the Fund’s investment adviser, Invesco Advisers, Inc. (the Adviser), seeks to achieve the Fund’s investment objective by investing primarily in a portfolio of New York municipal securities that are investment grade at the time of purchase.” Should the word “primarily” be replaced with 80%? Please indicate what the Fund’s 80% policy is in the summary strategy section of the prospectus.
     Response: The Fund does not believe that the word “primarily” should be replaced with 80%, because doing so would not accurately reflect the Fund’s policies. The Fund has two separate 80% policies, one of which is required by Rule 35d-1 that addresses the Fund’s investments in New York municipal securities and one that is not specifically required by such rule that addresses the Fund’s investments in investment grade securities. Although the Fund expects that there will be significant overlap in the securities that meet both of these 80% tests, such overlap will not necessarily be absolute. The Fund acknowledges that the Staff’s preference is to include its 80% policies in the Summary section and thus, the following two sentences have been added to the summary strategy section of the prospectus entitled “Summary — Principal Investment Strategies”: “Under normal market conditions, the Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in New York municipal securities at the time of investment. In addition, under normal market conditions, the Fund invests at least 80% of its total assets in investment grade securities at the time of purchase.”
2. Comment: The summary “Principal Investment Strategies of the Fund” section of the prospectus indicates that the Fund invests in a “portfolio of New York municipal securities that are investment grade at the time of purchase.” Please specify the types of New York municipal securities in which the Fund will invest.
     Response: The requested disclosure has been added.
3. Comment: Please add a description of how the adviser will decide which securities to buy and when to sell to the summary and Item 9 strategy sections of the prospectus.
     Response: The requested disclosure has been added.
4. Comment: Add any risks unique to New York to the summary principal risk section of the prospectus. If there are none, the disclosure is acceptable as is.

Vincent Di Stefano
Division of Investment Management
February 11 2010

     Response: We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.
5. Comment: Please discuss all principal strategies and risks together, with all non-principal strategies and risks discussed in a separate section.
     Response: The Van Kampen Funds respectfully submit that each of their prospectuses currently has a separate section for each of “Principal Investment Strategies and Risks” and “Other Investments and Risk Factors” and therefore, the Van Kampen Funds have not made any revisions.
6. Comment: Consider whether combining the strategies and risks together under the heading “Principal Investment Strategies and Risks” is appropriate and accessible to the reader. Consider reorganizing and rewriting the disclosure to use plain English, shorter sentences, and bullet points or sub-headings to assist the reader.
     Response: The Fund respectfully believes that the combination of strategies and risks together under the heading “Principal Investment Strategies and Risks” is helpful to the reader in that the disclosure flows concisely from describing the particular security to the risks associated therewith. The Fund believes that the current disclosure is consistent with Item 9 of Form N-1A and in plain English. The Fund, however, has added sub-headings related to risks to make the disclosure more readable. The Fund will also take the Staff’s comments into consideration in future annual updates.
7. Comment: In the Item 9 disclosure on page 12 of the Fund’s prospectus, there is a detailed discussion of municipal securities in general. Is this properly under the heading “Principal Investment Strategies and Risks?” Consider moving this discussion to a different section of the prospectus.
     Response: The Fund believes that this is the proper location for such disclosure, given that investing in municipal securities is a principal investment strategy of the Fund. The Fund believes that providing shareholders with a description of various kinds of municipal securities in which the Fund invests provides shareholders with important information from which they can make an informed investment decision. The Fund is not aware of any other location in the prospectus that would be appropriate for such disclosure and the Fund respectfully opts to keep the disclosure where it is currently located.
8. Comment: Please add more sub-headings to assist the reader under the heading “Risks of Investing in Lower-Grade Securities” in the Item 9 section of the prospectus.
     Response: Additional sub-headings have been added under the heading “Risks of Investing in Lower-Grade Securities” in the Item 9 section of the prospectus as requested.

Vincent Di Stefano
Division of Investment Management
February 11 2010

9. Comment: Please use bold font for the heading “Other Investments and Risk Factors.”
     Response: The requested revision has been made.
10. Comment: Please further clarify whether the portfolio turnover for this Fund is high and include any associated risks.
     Response: The portfolio turnover for this Fund is not anticipated to be over 100%.
Van Kampen Municipal Income Fund
1. Comment: Please add a description of how the adviser will decide which securities to buy and when to sell to the summary and Item 9 strategy sections of the prospectus.
     Response: The requested disclosure has been added.
2. Comment: Please consider the same general comments concerning organization as made with respect to Van Kampen New York Tax Free Income Fund (comments 5 through 8 above).
     Response: The responses to Van Kampen New York Tax Free Income Fund also apply to the disclosure for this Fund.
Van Kampen Intermediate Term Municipal Income Fund
1. Comment: Please add a description of how the adviser will decide which securities to buy and when to sell to the summary strategy section of the prospectus.
     Response: The requested disclosure has been added.
2. Comment: Please consider the same general comments concerning organization as made with respect to Van Kampen New York Tax Free Income Fund (comments 5 through 8 above).
     Response: The responses to Van Kampen New York Tax Free Income Fund also apply to the disclosure for this Fund.
Van Kampen Insured Tax Free Income Fund
1. Comment: Add risk regarding the failure of the insurer to the summary principal risk section of the prospectus.
     Response: The requested disclosure has been added.

Vincent Di Stefano
Division of Investment Management
February 11 2010

2. Comment: Query whether there should be a discussion of credit ratings and maturity in the summary strategy section of the prospectus.
     Response: Credit ratings disclosure has been added. The Fund may invest in securities of any maturity, thus the Fund respectfully believes the current disclosure is appropriate.
3. Comment: If the Fund, and not the municipality, is buying the insurance, disclose this as an expense item in the fee table under “Other Expenses.”
     Response: To the extent that the Fund were to purchase portfolio insurance, any expenses related to the purchase of insurance by the Fund would be included in “Other Expenses” in the Fee Table.
4. Comment: Please consider the same general comments concerning organization as made with respect to Van Kampen New York Tax Free Income Fund (comments 5 through 8 above).
     Response: The responses to Van Kampen New York Tax Free Income Fund also apply to the disclosure for this Fund.
Van Kampen High Yield Municipal Fund
1. Comment: Please add a description of how the adviser will decide which securities to buy and when to sell to the summary strategy section of the prospectus.
     Response: The Fund has added the disclosure as requested.
2. Comment: Please consider the same general comments concerning organization as made with respect to Van Kampen New York Tax Free Income Fund (comments 5 through 8 above).
     Response: The responses to Van Kampen New York Tax Free Income Fund apply to disclosure for the Fund.
Van Kampen California Insured Tax Free Fund
1. Comment: Please add a description of how the adviser will decide which securities to buy and when to sell to the summary strategy section of the prospectus.
     Response: The requested disclosure has been added.
2. Comment: Consider adding a discussion of credit quality to the summary strategy section of the prospectus.

Vincent Di Stefano
Division of Investment Management
February 11 2010

     Response: We have added disclosure about the rating of the insurance companies to the summary section of the prospectus.
3. Comment: If investing in junk bonds is a principal risk of the Fund, please add this risk to the summary risk section of the prospectus.
     Response: Investing in junk bonds is not a principal investment strategy and thus, does not present a principal investment risk of investing in the Fund and the Fund has not added any additional disclosure to the summary section of the prospectus.
4. Comment: Add any risks unique to California to the summary principal risk section of the prospectus, and discuss such risks in greater detail in the Item 9 section of the prospectus.
     Response: We respectfully acknowledge your comment; however, we believe the current disclosure is appropriate.
5. Comment: If this Fund has a high portfolio turnover rate, please disclose that fact as well as the risks associated with high portfolio turnover (such as additional expenses and additional taxes).
     Response: The portfolio turnover for this Fund is not anticipated to be over 100%.
6. Comment: Please consider the same general comments concerning organization as made with respect to Van Kampen New York Tax Free Income Fund (comments 5 through 8 above).
     Response: The responses to Van Kampen New York Tax Free Income Fund also apply to the disclosure for this Fund.
Invesco Tax-Exempt Securities Fund
1. Comment: Please add a description of how the adviser will decide which securities to buy and when to sell to the summary and Item 9 strategy sections of the prospectus.
     Response: The requested disclosure has been added.
Invesco Municipal Fund
1. Comment: Please add disclosure regarding the higher risk of default to the Item 4 description of high yield securities.
     Response: The requested disclosure has been added.

Vincent Di Stefano
Division of Investment Management
February 11 2010

2. Comment: Consider whether disclosure regarding fixed-income securities and high yield securities is properly included in the “Additional Strategies and Risks Information” section of the prospectus given the Fund’s name. Any other disclosure in this section that is a principal strategy of the Fund should also be moved to the principal strategy section of the prospectus.
     Response: Fixed-income and high yield risk have been moved to the “Principal Risks” section of the prospectus.
Comments — Statement of Additional Information (SAI)
1. Comment: Under the “Fund Restrictions” heading of the SAI, please include narrative disclosure as to what is permitted under the 1940 Act at the present time.
     Response: The following narrative disclosure has been added to the “Non-Fundamental Restrictions” to clarify the Fund’s fundamental restriction regarding borrowing:
In complying with the fundamental restriction regarding borrowing money and issuing senior securities, the Fund may borrow money in an amount not exceeding 33 1/3% of its total assets (including the amount borrowed) less liabilities (other than borrowings).
     In connection with the Registrant’s responses to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Registrant acknowledges that: (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
     Please do not hesitate to contact me at (713) 214-7888 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,
/s/ Peter Davidson, Esq.
Peter Davidson, Esq.
Assistant General Counsel